[Pogo Letterhead]

October 24, 2006

via EDGAR and courier

Mr. James Murphy, Petroleum Engineer
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W.
Washington D.C. 20549

Re:          Pogo Producing Company
                Letters Dated July 19, 2006, August 24, 2006 and October 10, 2006
                Form 10-K for the Fiscal Year Ended December 31, 2005
                File No. 1-7792

Dear Mr. Murphy:

We are responding to a comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated October 10, 2006 regarding our response dated September 29, 2006 and relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “2005 10-K”) (File No. 1-7792).  For your convenience, our response is prefaced by your corresponding comment (in bold text).

Business, page 4

Domestic Onshore and Offshore Operations, pages 4-9

1.                                      We have reviewed your response to comment number one of our letter dated August 24, 2006 and your revised disclosure in your draft 10-K/A.  As previously discussed, Instruction 3 to Item 102 of Regulation S-K requires the disclosure of net reserves for the properties that you disclose.  Please revise your document to include the net reserves you attributed to each of the Los Mogotes field, the Madden Unit, and the Main Pass Block 61/62 field at December 31, 2005.

Response:

In response to the Staff’s comment, we have supplemented the disclosure under the caption “Item 1. Business” as indicated in the accompanying draft Form 10-K/A to provide disclosure of net reserves attributed to the Los Mogotes field, the Madden Unit and the Main

Pass Block 61/62 field at December 31, 2005.  We believe this response and the related proposed disclosure resolve all outstanding comments from the Staff, and we accordingly plan to file the Form 10-K/A with the Commission in substantially the form accompanying this letter on or about Friday, October 27, 2006.

*     *     *     *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer

cc:	Mr. H. Roger Schwall (via EDGAR; w/out encls.)
Mr. Jason Wynn
Ms. Sandra Eisen

Enclosure